UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                SCHEDULE 14F-1/A
                                 Amendment No. 1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                      -------------------------------------


                             AUTOCORP EQUITIES, INC.

             (Exact name of registrant as specified in its charter)

                                     Nevada
--------------------------------------------------------------------------------
                 (State or Other Jurisdiction of Incorporation)


        000-15216                                          86-0892913
--------------------------------------------------------------------------------
(Commission File Number)                       (IRS Employer Identification No.)



                  2500 Legacy Drive, Suite 226 Frisco, TX 75034
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


                                 (214) 618-6400
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

                     AUTOCORP EQUITIES, INC. (the "Company")
                                2500 Legacy Drive
                                    Suite 226
                               Frisco, Texas 75034


             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER





NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.





         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 of the Securities and Exchange Commission.

         This Amendment is being provided to supplement the Information Statement mailed to shareholders of the Company on August 30, 2004 and filed with the Securities and Exchange Commission on August 31, 2004. The Information Statement and this Amendment describe a change of a majority of our Board of Directors.

         On  August  18,  2004,   Pacific  Holdings  Group  ("PHG"),   the  then
controlling shareholder of our Company, and one of its affiliates, Pacific Financial Group, Inc. ("PFG" and, collectively with PHG, the "Sellers"), sold their stock to a partnership, AutoCorp Acquisition Partners (the "Purchaser") formed by our President and our Executive Vice President.

         At the closing of the sale on August 20, 2004 (the "Closing"), the Purchaser designated two persons (the "Purchaser Designees") who were elected to our Board of Directors. They became a majority of our Board after the tenth day subsequent to the mailing and filing of the Information Statement pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

         We request that you read this Information Statement carefully. However, you are not required to take any action about anything in it.

             INFORMATION RELATING TO THE COMPANY'S VOTING SECURITIES

         The outstanding voting securities of the Company include the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock. As of July 30, 2004, there were 106,463,671 shares of Common Stock outstanding. Holders of the Common Stock are entitled to one vote on all matters presented to stockholders for each share registered in their respective names. Shares of Preferred Stock have no voting rights.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

         Pursuant to an Acquisition Agreement (the "Acquisition Agreement") entered into as of August 18, 2004 by and among the Sellers, the Purchaser and the Company, the Sellers sold all of the stock of the Company held by them to the Purchaser. Pursuant to the Acquisition Agreement, the four Board members, all of whom had been appointed by PHG as majority shareholder of the Company (the "PHG-Appointed Directors"), appointed the Purchaser Designees to the Board. Two of the PHG-Appointed Directors then resigned immediately and the remaining two PHG-Appointed Directors resigned on September 13, 2004, being more than ten days after the mailing and filing of the Information Statement pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

         Messrs. Norman and Ubaldi acquired the stock of the Sellers by (1) delivering their own personal guarantees to Far East National Bank ("FENB") to obtain the release of the guarantee by Pacific Electric Wire & Cable Co., Ltd. ("PEWC") discussed below; and (2) agreeing the Company could make the transfers and give the releases to PHG described (and in the amounts indicated) below; simultaneously with PHG funding and canceling the obligations of the Company described (and in the amounts indicated) below. No cash was paid by the Purchasers to the Sellers for the stock.

         PEWC is PHG's indirect parent. PEWC had provided a guarantee to FENB in connection with a $10 million revolving credit facility from FENB to AFCO Receivables Funding Corp., an indirect subsidiary of the Company ("AFCO"). At the date of the Closing of the Acquisition Agreement, there was $661,796.39 outstanding under the revolving credit facility. It was a condition to the Closing that PEWC be released from its guarantee.

         Messrs. Norman and Ubaldi agreed the Company could transfer to PHG (i) the entire ownership of certain residual interests in securitization assets, which were then on the books of American Finance Company, Inc., an indirect subsidiary of the Company, in the amount of $2 million; (ii) the balances in certain bank accounts of the Company and its subsidiaries in the amount of $404.88; and (iii) a 1993 Lexus automobile owned by AutoCorp Financial Services, Inc., a wholly owned subsidiary of the Company; along with the agreement of the Company to transfer subsequent to the Closing any other assets not directly associated with the Company's primary business of automobile sub-prime loan acquisition.

         Messrs. Norman and Ubaldi also agreed the Company and the Company's subsidiaries could release PHG and its affiliates from certain receivables due from them to the Company in the amount of $37,395.

         Simultaneously with the transfers and releases by the Company, PHG funded or agreed to fund certain historical payroll obligations in the amount of $173,851.66 and loan portfolio obligations of the Company in the amount of $56,000, and to cancel certain obligations owed to PHG and its affiliates by the Company and the Company's subsidiaries in the amount of $4,139,880.

         As part of the transaction, PHG secured the release of 35 million shares of restricted Company common stock pledged to FENB in connection with an outstanding loan to PHG and an affiliate of PHG. Such shares are part of the 94,000,000 Common Shares Sellers sold to Purchaser.

         As a result of the transaction, the Purchaser is now the beneficial owner of the majority of the Company's stock and the Purchaser Designees now constitute 100% of the Company's Board of Directors.

                             PHG-APPOINTED DIRECTORS

         On June 11, 2004, PHG, as majority shareholder of the Company, executed a written consent removing Jack Takacs, Charles Norman and Roy Pardini from the Board of Directors of the Company and replacing them with the PHG-Appointed Directors.

         Set forth below is information regarding the PHG-Appointed Directors, including information regarding their principal occupations, certain other directorships held by them, and their ages as of July 30, 2004.

         Name                                               Age
         ----                                               ---
         Michael Chao-Chun Lee(1)                           52
         Andy Chow-Chun Cheng(1)                            45
         David Tao-Heng Sun(2)                              50
         Tony Chun-Tang Yuan(2)                             53


         (1) Messrs. Lee and Cheng resigned from the Board of Directors of the Company on September 13, 2004.

         (2) Messrs. Sun and Yuan resigned from the Board of Directors of the Company concurrently with the Closing.

         The following is a brief summary of the business experience and background of the PHG-Appointed Directors:

         Michael Chao-Chun Lee is Chief Executive Officer of Pacific Electric Wire & Cable Co., Ltd. ("PEWC"). Mr. Lee also serves as Chairman of Pacific USA Holdings Corp. ("PUSA"), Chairman of PHG and as Director of Asia Pacific Wire & Cable Corporation Limited ("APWC"), a company quoted on the OTC Bulletin Board. He is also President of Ding-Hao Acme Co. Ltd., Chairman of Pacific Acme Coffee & Food Corp. and Supervisor of Walsin Lihwa Corp.

         Andy Chow-Chun Cheng is Executive Vice President and Director of PEWC. Mr. Cheng also serves as Director and Chief Executive Officer of PUSA and PHG, and as a board member of APWC. Mr. Cheng is also Chairman and Director of You-Chi Investment Co. Ltd. and a member of the Board of Directors of Moonview Ventures Ltd. and Blinco Enterprises Ltd.

         David Tao-Heng Sun serves as President of PEWC, President of Charoong Thai Wire and Cable Public Company Limited ("Charoong Thai"), a manufacturer of wire and cable products listed on the Stock Exchange of Thailand, and as Director of APWC, PUSA, PHG and various affiliated companies. Mr. Sun is also a member of the Board of Directors of Siam Fiber Optics Co., Ltd. and Loxley Pacific Co., Ltd., both subsidiaries of Charoong Thai.

         Tony Chun-Tang Yuan serves as Chairman of PEWC and as Director of APWC, PUSA, PHG and various affiliated companies.

      BOARD OF DIRECTORS FOLLOWING THE FILING OF THIS INFORMATION STATEMENT

         The following persons have constituted the Company's entire Board of Directors since September 13, 2004:

         Name                      Age
         ----                      ---

         Charles Norman            46

         Peter D. Ubaldi           58

         The following is a brief summary of the background of each of the Purchaser Designees, including the present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each of the Purchaser Designees.

         The business address of each Purchaser Designee is 2500 Legacy Drive, Suite 226, Frisco, Texas 75034.

         Charles Norman has been engaged in the financing aspects of the automobile industry since 1986. Mr. Norman served as Executive Vice President of David S. Financial, L.P., an entity engaged in indirect consumer lending in the sub-prime arena from 1986 to 1991. He was Regional Director of the Dealer Banking Division of Union Federal Savings Bank from 1992 to 1993, Vice President of Operations and Marketing at Leadership Financial Group from 1993 to 1994 and President of Auto Finance Express, Inc., thereafter until 1995. He also served as President of Allied Auto Credit from 1995 to 1997 and Director of Asset Management of AutoPrime, Inc. thereafter until 1998. From 1998 to 2002, and from 2003 to present, Mr. Norman also served as CEO of AutoCorp Equities, Inc.

         In May 2003, (amended January 2004) the Company entered into an employment agreement with Charles Norman, which provides for an annual salary of $250,000. The agreement provides that Mr. Norman shall serve as our Chief Executive Officer through May 2005. Mr. Norman's employment agreement may be renewed for successive two year periods commencing on the termination date by mutual agreement. There is no provision for any bonus or stock based compensation or stock options. The Board of Director's shall award any bonus or stock based compensation exclusively. If the Company terminates the agreement, Mr. Norman shall be entitled to receive salary and benefits through the termination date in the agreement plus six months severance. If the agreement is not renewed, Mr. Norman shall be entitled to six months severance.

         Peter D. Ubaldi has been in the auto finance and auto leasing industry since 1970. Prior to that, he was employed as a Commercial Credit Analyst with Security National Bank of Long Island and as an Accountant with Touche Ross & co. In the early 1970's, Mr. Ubaldi was the Controller and Financial Vice President of a publicly traded auto leasing company, Industralease Corporation. Throughout the 1980's and 1990's, Mr. Ubaldi was employed by several auto finance and auto leasing companies with full responsibility of arranging lines of credit and preparing for securitizations. Most recently, he was a principal in Hamilton Capital Group, which provided services for auto dealers nationwide in the non-prime auto finance business.

         Neither Purchaser Designee has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         In addition, neither of the Purchaser Designees has been, or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, as a result of being a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         Each Purchaser Designee is a citizen of the United States.

             PRINCIPAL HOLDERS OF VOTING SECURITIES PRIOR TO CLOSING

         The following table contains certain information, as of July 30, 2004, concerning the beneficial ownership of our Common Shares by all Directors, certain executive officers, all Directors and executive officers of the Company, as a group, and each person who beneficially owns more than 5% of the 106,463,671 Common Shares outstanding. Unless otherwise indicated, each person named has sole voting and investment power over the shares indicated.


                                    Number of Shares Beneficially Owned and Percent of Class
                                    --------------------------------------------------------
                                                  Percent                                                  % of
  Directors, Named Executive                     of Common   Series A   Percent    Series B   Percent     Voting
 Officers and 5% Stockholders    Common Stock      Stock     Preferred  of Series  Preferred  of Series    Power
 ----------------------------    ------------      -----     ---------  ---------  ---------  ---------    -----
Charles Norman............         572,500         0.54%          --         --          --         --     0.54%

Peter Ubaldi .............            --            --            --         --          --         --      --

Michael Chao-Chun Lee.....            --            --            --         --          --         --      --

Andy Chow-Chun Cheng......            --            --            --         --          --         --      --

David Tao-Heng Sun                    --            --            --         --          --         --      --

Tony Chun-Tang Yuan                   --            --            --         --          --         --      --

All directors, director
nominees and executive
officers as a group.......         572,500         0.54%          --         --          --         --     0.54%

Pacific Holdings Group          94,000,000         88.3%     4,086,856     100%          --         --     88.3%

Pacific Financial Group, Inc.         --            --            --         --     1,621,642      100%      --

Pacific USA Holdings Corp.(1)   94,000,000         88.3%     4,086,856     100%     1,621,642      100%    88.3%

Pacific Electric Wire & Cable
Co., Ltd.(2)                    94,000,000         88.3%     4,086,856     100%     1,621,642      100%    88.3%

All 5% beneficial owners..      94,572,500         88.8%     4,086,856     100%     1,621,642      100%    88.8%

         (1) PUSA is the sole shareholder of PHG and PFG. As a result, on July 30, 2004, PUSA beneficially owned the Shares owned by PHG and PFG.

         (2) PUSA is an indirect subsidiary of PEWC, a company limited by shares formed under the laws of the Republic of China. As a result, PEWC beneficially owned the Shares beneficially owned by PUSA. PEWC is a publicly held company in the Republic of China with no controlling shareholder.

   POST-CLOSING SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of August 26, 2004, certain information concerning the beneficial ownership of each class of the Company's voting stock by (i) each beneficial owner of 5% or more of the Company's voting stock, based on reports filed with the SEC and certain other information; (ii) each of the Company's executive officers and (iii) all executive officers and directors of the Company as a group:

                                    Number of Shares Beneficially Owned and Percent of Class
                                    --------------------------------------------------------
                                                  Percent                                                  % of
  Directors, Named Executive                     of Common   Series A   Percent    Series B   Percent     Voting
 Officers and 5% Stockholders    Common Stock      Stock     Preferred  of Series  Preferred  of Series    Power
 ----------------------------    ------------      -----     ---------  ---------  ---------  ---------    -----
AutoCorp Acquisition Partners     94,000,000       88.3%     4,086,856     100%    1,621,642     100%      88.3%

Charles Norman*...........        47,572,500       44.7%     2,043,428      50%      810,821      50%      44.7%

Peter Ubaldi* ............        47,000,000       44.1%     2,043,428      50%      810,821      50%      44.1%

Michael Chao-Chun Lee.....              --          --            --         --         --        --        --

Andy Chow-Chun Cheng......              --          --            --         --         --        --        --

All directors, director
nominees and executive
officers as a group.......        94,572,500       88.8%     4,086,856     100%    1,621,642     100%      88.8%

All 5% beneficial owners..        94,572,500       88.8%     4,086,856     100%    1,621,642     100%      88.8%

*Messrs. Norman and Ubaldi each own a 50% interest in AutoCorp Acquisition Partners. They exercise shared voting and investment powers over the 94,000,000 shares owned by AutoCorp Acquisition Partners.


                                LEGAL PROCEEDINGS

         No director or executive officer is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material legal proceeding.

                          BOARD COMMITTEES AND MEETINGS

         During fiscal 2003, the Board of Directors met or acted by written consent ten times. No director attended fewer than 75% of the meetings (or executed written consents) of the Board of Directors and Committees of the Board on which such director served.

         The Board of Directors has no Audit Committee,  Compensation  Committee
or  Nominating  Committee,   or  committees  performing  similar  functions.  In
addition,  Messrs. Norman and Ubaldi have no present plans for the Board to have any of these committees, since they are the only directors.

         Messrs. Norman and Ubaldi believe it is appropriate for the Company not to have a nominating committee. Since the Closing, Messrs. Norman and Ubaldi own
88.8% of the voting power of the Company and have ability to assure the outcome of any election of directors.

         The entire Board of Directors will serve the function of a nominating committee, Messrs. Norman and Ubaldi will be the directors who participate in the consideration of nominees for Director. They are not independent directors.

         They will consider potential candidates, whether initially recommended by management, the Board or shareholders of the Company. Shareholders may direct their input or suggestions to Investor Relations at 214-618-6400, or to the Board of Directors.

                             EXECUTIVE COMPENSATION

         The following table sets forth, for each of the last three fiscal years, cash and certain other compensation paid by our company for our Chief
Executive Officer, of which two persons have served as such. None of the next four most highly compensated officers serving on December 31, 2003, received more than $100,000 for fiscal 2003.

                                                                                   Long Term
                                                     Annual Compensation          Compensation
                                                     -------------------             Awards
                                                                                     ------
Name and Principal           Fiscal                            Other Annual     Stock       Options              All
  Positions(s)                Year       Salary     Bonus($)   Compensation    Awards($)      SARs       LTIP    Other
------------------            ----       ------     --------   ------------    ---------      ----      ----    -----
James R. Parmley              2003      $14,970         --          --            --           --        --       --
Chief Executive Officer       2002      $80,000         --          --         $19,000         --        --       --





                                       8

                                                                                   Long Term
                                                     Annual Compensation          Compensation
                                                     -------------------             Awards
                                                                                     ------
Name and Principal           Fiscal                            Other Annual     Stock       Options              All
  Positions(s)                Year       Salary     Bonus($)   Compensation    Awards($)      SARs       LTIP    Other
------------------            ----       ------     --------   ------------    ---------      ----      ----    -----

Charles Norman, President     2003      $135,958     $25,000        --            --           --        --       --
 & Chief Executive Officer    2002      $93,135         --          --         $16,380         --        --       --
                              2001      $225,500    $100,000      $7,200          --           --        --       --


         The Company has a non-qualified stock option plan (the "Plan") that was adopted by the Board of Directors in March 1997. The Plan, as authorized, provides for the issuance of up to 2,000,000 shares of the Company's Common Stock. Persons eligible to participate in the Plan as recipients of stock options include full and part-time employees of the Company, as well as officers, directors, attorneys, consultants and other advisors to the Company or affiliated corporations.

         Options issued under the Plan are exercisable at a price that is not less than twenty percent (20%) of the fair market value of such shares (as defined) on the date the options are granted. The non-qualified stock options are generally non-transferable and are exercisable over a period not to exceed ten (10) years from the date of the grant. Earlier expiration may occur upon termination of employment or death of the grantee. The entire Plan expires on March 20, 2007, except as to non-qualified stock options then outstanding, which will remain in effect until they have expired or have been exercised. As of December 31, 2003, 1,966,158 shares had been issued pursuant to the exercise of options under the Plan, options for 75,869 shares were outstanding and 33,842 shares were reserved for future issuance of options under the Plan.

                                  2003 Options

                                       Shares    Weighted Average Exercise Price
--------------------------------- ------------- --------------------------------
Outstanding, beginning of year         75,869                 0.03
Granted                                  --                    --
Forfeited                                --                    --
Exercised                                --                    --
--------------------------------- ------------- --------------------------------
Outstanding, end of year               75,869                 0.03
                                  ------------- --------------------------------
Options exercisable at year end        75,869                 0.03

         No options were granted during 2003. There were no warrants authorized during 2003.

                             DIRECTORS' COMPENSATION

         No Directors fees were paid during fiscal year 2003.

                         JUNE 30, 2003 CHANGE OF CONTROL

         On June 30, 2003, PHG acquired control of the Company in a transaction reported in a Form 8-K we filed on July 15, 2003. In that transaction, PHG transferred several of its subsidiaries to the Company in exchange for Common and Preferred Shares of the Company. PHG also provided approximately $2,900,000 of additional liquidity (which it obtained from the sale of certain of its other assets).

         The Company issued to PHG 100,000,000 Common Shares, giving it 94% of the 106,463,671 Common Shares outstanding at that time. The Company also issued PHG 4,086,856 shares of a new Series A Convertible Preferred Stock (the "Series A Preferred"). The Series A Preferred is convertible at any time, at the option of the holder, into 40,868,560 Common Shares.

         Subsequently,   PHG  disposed  of  6,000,000  of  its  Common   Shares.
Consequently, as of July 30, 2004, PHG owned 94,000,000 of the Company's Common Shares (88.3% of the outstanding voting shares).

         If PHG had converted all of its Series A Preferred on that date, PHG would have owned 134,868,560 of the Company's Common Shares. Thus, PHG beneficially owned that number of the Company's Common Shares on July 30, 2004.

         In the June 30, 2003 merger, PHG transferred its Pacific Auto Group, Inc. ("PAG") subsidiary to the Company. PAG is a holding company that owns AFCO, which owns AFCORF. The form of the transaction was a reverse triangular merger, whereby a newly-formed acquisition subsidiary of the Company merged with and into PAG, with PAG being the surviving corporation in the merger. As a result, PAG became a wholly-owned subsidiary of the Company.

         In connection with the merger, the parties agreed the Board of Directors of the Company would be increased from three to six.

         In addition, PHG and the Company entered into a Standstill Agreement dated as of June 30, 2003, that was terminated at the August 20, 2004 Closing of the Acquisition Agreement. In it, PHG agreed, until June 30, 2005, to vote its Common Shares at any election of directors to elect three designees to the Company's Board.

         PHG also agreed, subject to certain limited exceptions, until June 30, 2004, not to sell, directly or indirectly, more than 1% of its Series A Preferred Shares and Common Shares to any person or group, or sell or transfer any of such shares to any such person or group who or which, after the consummation of such sale or transfer, would beneficially own more than 4.9% of the total outstanding voting securities of the Company. Notwithstanding the foregoing, however, PHG could sell or convey up to 20,000,000 Common Shares to one or more unaffiliated third parties without restriction, as long as PHG complied with federal and any applicable state securities laws.

         PUSA is the sole shareholder of PHG and PFG. PUSA is a Chapter 11 debtor-in-possession pursuant to bankruptcy case no. 02-80906-SAF in the United States Bankruptcy Court, Northern District of Texas, filed December 2, 2002.

         PHG, the Company and the Company's subsidiaries are not debtors in PUSA's bankruptcy proceeding.

         PUSA is an indirect subsidiary of PEWC.

         As a result, on July 30, 2004, PUSA and PEWC also each beneficially owned 136,490,202 Common Shares, representing 90.34% of the 148,953,873 Common Shares that would be outstanding if PHG and PFG converted their Series A and Series B Preferred Stock.

         PHG acquired control of the Company from the persons who were the members of the Board of Directors during May and June 2003. Stanley F. Wilson and Roy Pardini were members during the entire period. James R. Parmley was a member until June 4, 2003. He resigned on that date and was replaced by Charles Norman.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act, as amended, requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of the copies of the forms it has received, the Company believes that all the reporting persons complied on a timely basis with all filing requirements applicable to them with respect to transactions during fiscal 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    September 23, 2004

AUTOCORP EQUITIES, INC.


 /s/ Terri Ashley
------------------------------
By:  Terri Ashley
     Vice President